Exhibit 99.1

Contact:
Gilad Yehudai
Chief Financial Officer
+972-77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM CALLS ANNUAL GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel – May 24, 2013 − RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading network service assurance provider, announced today that it has scheduled an annual general meeting of shareholders (“Meeting”), to take place on Sunday, June 30, 2013, at 3:00 p.m. (Israel time), at the offices of the Company, which are located at 24 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is May 28, 2013.

The extraordinary general meeting of shareholders, which was scheduled by the Company for Wednesday, June 5, 2013 at 10:00 a.m. (Israel time), is hereby cancelled and shall not take place.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the Meeting in person will be sent by mail, on or about May 30, 2013, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the Meeting is as follows:

(1)	To re-elect the following members of the Board of Directors: Zohar Zisapel, Matty Karp and Ms. Heli Bennun;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel, as the external directors of the Company for a third three-year’s term;

(3)
To approve the issuance by the Company of 406,610 of Ordinary Shares, as well as the grant by the Company of warrants to purchase 135,537 Ordinary Shares, to entities controlled by Mr. Zohar Zisapel, the Chairman of the Board;

(4)	To approve the compensation to be paid to the directors, other than the Chairman of the Board of Directors;

(5)	To approve the equity-based compensation to be paid to the Chairman of the Board of Directors;

(6)	To approve a grant of options to Mr. David Ripstein, in his capacity as the CEO of the Company;

(7)	To approve the grant of the 2012 annual bonus to Mr. David Ripstein, in his capacity as the CEO of the Company;

(8)
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2012;

(10)	To transact such other business as may properly come before the Meeting or any adjournment.

Quorum

Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

In the event the above quorum will not be present in person or by proxy, the Meerting will be postponed to July 7, 2013.

Voting Requirements

Items 1 and 8 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter. Items 2, 4, 5, 6 and 7 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter, or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter, does not exceed two percent of the outstanding Ordinary Shares. Item 3 requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter, or (ii) the total number of Ordinary Shares of shareholders who do not have a personal interest in the resolution voted against the matter, does not exceed two percent of the outstanding Ordinary Shares. Items 9 and 10 will not involve a vote.

About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit http://www.RADCOM.com